As filed with the Securities and Exchange Commission on August 10, 2009
Registration No. 333-160133

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 4
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Seacoast Banking Corporation of Florida
(Exact name of registrant as specified in its charter)

Florida	6022	59-2260678
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
(772) 287-4000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Dennis S. Hudson, III
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
(772) 287-4000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Ralph F. MacDonald III, Esq. Jones Day 1420 Peachtree Street, N.E., Suite 800 Atlanta, Georgia 30309 (404) 581-3939	Stuart G. Stein, Esq. R. Daniel Keating, Esq. Hogan & Hartson LLP 555 Thirteenth Street, NW Washington, DC 20004 (202) 637-8575

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Aggregate Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	per Share(2)	Offering Price(2)	Fee(3)
Common Stock, par value $0.10 per share	38,775,000	$2.175	$84,335,625	$4,705.93

(1)	Includes 4,275,000 shares which the underwriters have the right to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Registration Statement includes two forms of prospectus. The first relates to an underwritten offering of 28,500,000 shares of the Registrant’s common stock (the “Underwritten Offering Prospectus”). The second relates to an offering of 6,000,000 shares of the Registrant’s common stock to be sold in a registered direct offering by the Registrant (the “Registered Direct Prospectus”).

The Registered Direct Prospectus is substantially the same as the Underwritten Offering Prospectus except for the following:

•	the cover page of the prospectus;

•	the section entitled “About this Prospectus”;

•	the section entitled “Prospectus Summary — The CapGen Offering,” which will be deleted from the Registered Direct Prospectus;

•	the section entitled “Prospectus Summary — The Offering”;

•	the section entitled “Risk Factors — Risks Related to the CapGen Offering,” which will be deleted from the Registered Direct Prospectus;

•	the section entitled “Use of Proceeds”;

•	the section entitled “Capitalization,” which will be deleted from the Registered Direct Prospectus;

•	the section entitled “Description of Capital Stock — Capitalization Following the Offering”;

•	the section entitled “Underwriting,” which will be replaced with the section entitled “Plan of Distribution” in the Registered Direct Prospectus; and

•	the section entitled “Legal Matters.”

The Registrant has provided a set of alternate pages for the Registered Direct Prospectus in this Registration Statement to reflect the foregoing differences except with respect to sections that will be deleted in their entirety in the Registered Direct Prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 10, 2009

PROSPECTUS

28,500,000 Shares

Common Stock

We are offering shares of our common stock, par value $0.10 per share. Our common stock is listed on The Nasdaq Global Select Market under the symbol “SBCF.” On August 7, 2009, the last reported sale price of our common stock on The Nasdaq Global Select Market was $2.72 per share.

You should read this prospectus carefully before you invest. Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors,” beginning on page 7 of this prospectus for certain risks and uncertainties you should consider.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Seacoast Banking Corporation of Florida (before expenses)	$	$

We have granted the underwriters an option to purchase up to an additional 4,275,000 shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

Our shares of common stock are unsecured and are not deposits and are not insured or guaranteed by the FDIC or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission, nor any other governmental agency has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock through the facilities of The Depository Trust Company, against payment on or about          , 2009.

Sandler O’neill + partners, l.p.	Fox-Pitt Kelton Cochran Caronia Waller

The date of this prospectus is          , 2009

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein or incorporated by reference under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and elsewhere are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Seacoast Banking Corporation of Florida to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	the effects of future economic, business and market conditions and changes, domestic and foreign, including seasonality;

•	governmental monetary and fiscal policies;

•	legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, and changes in the scope and cost of FDIC insurance and other coverages;

•	changes in accounting policies, rules and practices;

•	the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and interest sensitive assets and liabilities;

•	changes in borrowers’ credit risks and payment behaviors;

•	changes in the availability and cost of credit and capital in the financial markets;

•	changes in the prices, values and sales volumes of residential and commercial real estate;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	the failure of assumptions and estimates underlying the establishment of reserves for possible loan losses and other estimates;

•	the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	changes in technology or products that may be more difficult, costly, or less effective than anticipated;

•	the effects of war or other conflicts, acts of terrorism or other catastrophic events, including hurricanes, that may affect general economic conditions generally and in our markets;

•	the failure of assumptions and estimates, differences in and changes to, economic, business market and credit conditions, including changes in borrowers’ credit risks and payment behaviors from those used in our loan portfolio stress tests;

•	the risks that our deferred tax assets could be reduced if estimates of future taxable income from our operations and tax planning strategies are less than currently estimated, and sales of our capital stock in this offering and/or other sales of our capital stock could trigger a reduction in the amount of net operating losses carryforwards that we may be able to utilize for income tax purposes.

•	other factors and risks described under “Risk Factors” herein.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this prospectus, or after the respective dates on which such statements otherwise are made.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in the documents incorporated by reference herein. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted.

Neither we, the underwriters, nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

Unless the context indicates otherwise, all references in this prospectus to “Seacoast,” “we,” “us,” “our company” and “our” refer to Seacoast Banking Corporation of Florida and its combined subsidiaries. References to “Seacoast National” are to Seacoast National Bank, our principal bank subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.seacoastbanking.net. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC like us. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K/A, as amended, for the year ended December 31, 2008;

•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 27, 2009;

•	Our Quarterly Reports on Form 10-Q, as amended, for the quarters ended March 31, 2009 and June 30, 2009, as amended; and

•	Our Current Reports on Form 8-K filed with the SEC on January 5, 2009, May 22, 2009, June 23, 2009, July 6, 2009, July 20, 2009, August 7, 2009 and August 10, 2009.

These documents contain important information about us, our business and our financial condition. You may request a copy of these filings, at no cost, by writing or telephoning us at:

Seacoast Banking Corporation of Florida
P.O. Box 9012
Stuart, Florida 34995
Telephone: (772) 287-4000
Facsimile: (772) 288-6012

We maintain an Internet website at www.seacoastbanking.com where the incorporated reports listed above can be accessed. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in “Risk Factors” before making an investment decision.

Seacoast Banking Corporation of Florida

We are the second largest publicly traded Florida domiciled bank measured by total deposits. At June 30, 2009, Seacoast National had 40 banking offices in 14 counties in Florida. Our core markets, which consist of Martin, Palm Beach, St. Lucie and Indian River counties have projected population growth of 14.4% versus 6.3% nationwide.

As of June 30, 2009, we had total consolidated assets of approximately $2.1 billion, total deposits of approximately $1.8 billion, total consolidated liabilities, including deposits, of approximately $2.0 billion and consolidated shareholders’ equity of approximately $148.6 million. We have a history of strong performance and returns having realized a return on average assets of greater than 1% and a return on average equity of greater than 12% in 8 of the last 10 years.

We offer a full array of deposit accounts and retail banking services, engage in consumer and commercial lending and provide a wide variety of trust and asset management services. We have built our franchise upon relationship banking and a strong core deposit base. Our strategy has focused on transaction accounts and certificates of deposit with customers who maintain transaction accounts with us. During the quarter ended June 30, 2009, we had $281.7 million of average non-interest bearing demand deposits, and $808.4 million of lower cost interest bearing savings, NOW and money market deposit accounts. Our cost of deposits is lower than many of our peers, and we have a strong net interest margin relative to our peers.

We have expanded from Martin County, Florida into 13 other counties by establishing new branches, acquiring branches, acquisitions from the receiver of failed banks, and whole bank acquisitions. We have grown internally in nearby markets from Palm Beach County north to Brevard County. Our last two acquisitions, in 2005 and 2006, added 12 branches and over $600 million of deposits. These acquisitions also brought us low cost deposits and diversified our loan and deposit sources away from coastal Florida, and into the Orlando and central Florida markets. We continuously evaluate our branch network to determine how to best serve our customers efficiently and to improve our profitability.

We have expanded our management team in recent years and have focused on credit quality and identification and resolution of assets that are or are expected to become problems. Our efforts to identify potential problems and reduce loan concentrations and risks began in 2006, and we have sold $143.3 million of troubled loans since then at prices of 100% of their aggregate balance in 2007, at prices ranging from 30% to 100% of their aggregate balance in 2008 and at prices of 24% of their aggregate balance in 2009. We believe we began addressing these risks early and have made continuous progress in managing our credit quality. We may sell additional assets in the future, and take advantage of market opportunities to dispose of problem assets. Recently, we have emphasized cost controls, which have been increasingly important as economic growth has slowed.

We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and our principal subsidiary is Seacoast National Bank. Seacoast National commenced its operations in 1933, and operated prior to 2006 as “First National Bank & Trust Company of the Treasure Coast.” In addition, Seacoast Marine Finance Division, a division of Seacoast National, has offices located in Florida and California. Our subsidiary, FNB Brokerage Services, Inc., is a securities broker-dealer engaged in securities brokerage and annuity sales.

Our principal executive offices are located at 815 Colorado Avenue, Stuart, Florida 34994, and our telephone number at that address is (772) 287-4000. We maintain an Internet website at www.seacoastbanking.com. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

Recent Developments

On May 19, 2009, we announced that our board of directors had suspended regular quarterly cash dividends on our outstanding common stock and preferred stock as a result of recently adopted Federal Reserve policies related to dividends and other distributions. Our board of directors also determined to defer distributions on $52 million of outstanding trust preferred securities.

On June 18, 2009, at our annual meeting of shareholders, our shareholders approved certain amendments to our amended and restated articles of incorporation, which we refer to as our Articles of Incorporation. However, at the time of our annual meeting, the proposal to amend Article VII of our Articles of Incorporation, which required the approval of 66 2/3% of all outstanding shares of our common stock, had not received the requisite votes. We adjourned the annual meeting with respect to this proposal to solicit the remaining votes needed for approval. On July 17, 2009, we received the necessary vote of our shareholders, and amended Article VII of our Articles of Incorporation.

In conjunction with an outside consulting firm, we performed a stress test of our loan portfolio and the potential effects on our capital of increased losses and nonperforming assets. The analysis was designed to approximate the Supervisory Capital Assessment Program, or “SCAP”, required of the largest banks by the Federal Reserve, with specific adjustments to reflect the more highly stressed economic conditions in Florida. As provided in the SCAP methodology, a “baseline” scenario assumed a path for the economy that followed a consensus forecast for certain economic variables, and a “more adverse” scenario was utilized to project a more significant downturn. Based on the results of the stress test, and the assumptions and estimates utilized in the analysis, we believe that following the completion of this offering, our capital should be sufficient to withstand the economic challenges facing the Company if the Florida economy weakens further or is weaker than is expected currently.

Management tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. Management engages external valuation firms to assist in its goodwill assessments. We completed an annual test of goodwill impairment for the year ended December 31, 2008, which was updated as of March 31, 2009 due to the decline in the price of our common stock and the net loss realized in the first quarter of 2009. These tests indicated that none of our goodwill was impaired. At June 30, 2009, due to the decline in the price of our common stock and our net loss in the second quarter of 2009, we again tested for impairment of goodwill in connection with our preparation of our quarterly financial report. Our fair value of the Company was determined using the discounted cash flow and change in control valuation methods. These two methods provided a range of valuations of $2.43 to $7.00 per share that we used in evaluating goodwill for possible impairment. As of June 30, 2009, we determined that our carrying amount exceeds our fair value. We were unable to complete the second step analysis required to estimate the implied fair value of our goodwill by the time of filing our quarterly report. Accordingly, we have preliminarily determined that the goodwill impairment loss is equal to the full amount of our goodwill — $49.8 million. This is an estimate and we will disclose in the third quarter any adjustments to goodwill after completing the second step analysis.

CapGen Offering

On August 10, 2009, we executed a letter of intent with CapGen Financial Partners, or CapGen, following confidential discussions and diligence about possible alternatives to a public offering, pursuant to which we agreed to sell to CapGen, or a designated affiliate of CapGen, six million shares of our common stock, at the same price at which shares are offered to the public in the previously announced offering, or the “Underwritten Offering,” at a price up to $2.50 per share, or the “CapGen Offering.” CapGen has completed its due diligence, and the letter of intent with CapGen is subject to the execution and delivery of a definitive stock purchase agreement and the registration statement covering the shares offered in the Underwritten Offering and the CapGen Offering becoming effective. The closing of the CapGen Offering is contingent upon the receipt of necessary regulatory approvals, closing of the Underwritten Offering and shareholder (if any) approvals. CapGen has agreed to promptly submit all required regulatory applications and notices, which will also seek approval for CapGen to increase its ownership in our company over time. Upon the closing of the CapGen Offering, CapGen will be entitled to appoint one director to our board of directors. We have also agreed to grant CapGen preemptive rights with respect to future offerings of our common stock to purchase their pro rata share for a period of 24 months. The board seat and preemptive rights are subject to CapGen retaining ownership of all shares purchased in the CapGen Offering. CapGen has indicated that its affiliate that will purchase and hold shares of our common stock will not control any other depository institution.

The Offering

Common stock offered by us	28,500,000 shares of common stock, par value $0.10 per share.

Common stock outstanding after the offering(1)	47,670,788 shares

Net proceeds	The net proceeds of this offering will be approximately $ million (after deducting offering expenses payable by us).

Use of proceeds	We expect to use the net proceeds we receive from this offering to add capital to Seacoast National and for general corporate purposes.

Nasdaq Global Select Market Symbol	SBCF

(1)	The number of shares of common stock outstanding after this offering includes 19,170,788 shares outstanding as of June 30, 2009, but does not include:

• 4,275,000 shares of common stock issuable pursuant to the underwriters’ option to purchase additional shares;

• 565,529 shares reserved for issuance upon exercise of stock options with a weighted-average exercise price of $21.24, which have been granted and remained outstanding as of June 30, 2009;

• 1,179,245 shares of common stock that may be issued upon exercise of the Warrant (as defined below); and

• 6,000,000 shares of common stock to be sold in the CapGen Offering.

We have issued $50 million of our Series A Preferred Stock to the United States Department of the Treasury (the “Treasury”) pursuant to the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”), together with the Warrant to purchase 1,179,245 shares of our common stock at an initial purchase price of $6.36 per share. If this offering and any other qualified equity offerings that we may make prior to December 31, 2009 result in aggregate gross proceeds of at least $50.0 million, we expect that we would request that the Treasury reduce the Warrant it holds to purchase our common stock by 50% to 589,622.5 shares.

Risk Factors

Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 7, for a discussion of the risks related to an investment in our common stock.

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

You should read the summary selected consolidated financial information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those financial statements appearing in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which are incorporated by reference in this prospectus.

The following tables set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2008 and at and for the six-month periods ended June 30, 2009 and 2008.

The selected statement of income data for the years ended December 31, 2008, 2007 and 2006, and the selected statement of financial condition data as of December 31, 2008 and 2007, have been derived from our audited financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2008, which is incorporated by reference in this prospectus. The selected statement of income data for the years ended December 31, 2005 and 2004 and the summary statement of financial condition data as of December 31, 2006, 2005 and 2004 have been derived from our audited financial statements that are not included in this prospectus.

The summary financial data at and for the six months ended June 30, 2009 and 2008 have been derived from our unaudited interim financial statements included in our Quarterly Reports on Form 10-Q for the quarter ended June 30, 2009, and are incorporated by reference in this prospectus. These unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results and the results for the six months ended June 30, 2009 are not necessarily indicative of our expected results for the full year ending December 31, 2009 or any other period.

	At or for the Six
	Months Ended June 30,		At or for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)

Selected Financial Data:
Assets	$2,136,735	$2,296,999	$2,314,436	$2,419,874	$2,389,435	$2,132,174	$1,615,876
Loans, net(1)	1,540,722	1,777,090	1,647,340	1,876,487	1,718,196	1,280,989	892,949
Securities	22,299	29,913	345,901	300,729	443,941	543,024	588,017
Investment Securities Available for Sale	337,746	255,798	318,030	254,916	313,983	392,952	395,207
Goodwill and Intangibles	4,751	55,823	55,193	56,452	57,299	33,901	2,639
Deposits	1,756,422	1,890,401	1,810,441	1,987,333	1,891,018	1,784,219	1,372,466
Borrowings and Junior Subordinated Debentures	118,782	118,693	118,912	118,640	67,760	86,723	39,912
Total Shareholders’ Equity	148,555	190,182	216,001	214,381	212,425	152,720	108,212
Total Preferred Shareholders’ Equity	44,412	0	43,787	—	—	—	—
Total Common Shareholders’ Equity	104,143	190,182	172,214	214,381	212,425	152,720	108,212
Selected Operating Data:
Interest Income	$53,434	$67,428	$127,084	$150,106	$139,827	$98,400	$67,052
Interest Expense	16,340	26,781	49,853	65,637	50,787	26,215	14,278
Net Interest Income	37,094	40,647	77,231	84,469	89,040	72,185	52,774
Provision for Loan Losses	37,879	47,737	88,634	12,745	3,285	1,317	1,000
Non-interest Income (Loss)	10,470	12,359	21,920	19,862	24,103	20,645	18,506
Securities Gains (Losses)	1,786	355	355	(5,048)	(157)	128	44
Other	8,684	12,004	21,565	24,910	24,260	20,517	18,462
Non-interest Expenses	89,270	37,924	78,214	77,423	73,045	59,100	47,281
Earnings (Losses) Before Income Taxes	(79,585)	(32,655)	(67,697)	14,163	36,813	32,413	22,999
Provision (Benefit) for Income Taxes	(11,825)	(13,102)	(22,100)	4,398	12,959	11,654	8,077
Net Income (Loss)	(67,760)	(19,553)	(45,597)	9,765	23,854	20,759	14,922
Net Earnings:

	At or for the Six
	Months Ended June 30,		At or for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)

Less: Cumulative Preferred Stock Dividend and Accretion	$1,874	$0	$115	—	—	—	—
Net Income (Loss) Available to Common Shareholders	(69,634)	(19,553)	(45,712)	9,765	23,854	20,759	14,922
Basic Earnings Per Common Share	(3.65)	(1.03)	(2.41)	0.52	1.30	1.27	0.97
Diluted Earnings Per Common Share	(3.65)	(1.03)	(2.41)	0.51	1.28	1.24	0.95
Cash Dividends Declared Per Common Share	0.01	0.32	0.34	0.64	0.61	0.58	0.54
Weighted Average Common Shares:
Basic	19,079,151	18,957,269	18,997,757	18,936,541	18,305,258	16,361,196	15,335,731
Diluted	19,079,151	18,957,269	18,997,757	19,157,597	18,671,752	16,749,386	15,745,445
Book Value Per Common Share	$5.43	$9.90	$8.98	$11.22	$11.20	$8.94	$7.00
Market Price Per Common Share at Period End	2.43	7.76	6.60	10.28	24.80	22.95	22.25
Selected Operating Ratios and Other Data:
Net Income (Loss) to Average Equity (ROE)	(63.62)%	(18.22)%	(22.25)%	4.46%	12.06%	14.95%	13.75%
Net Income (Loss) to Average Assets (ROA)	5.98	(1.67)	(1.97)	0.42	1.03	1.07	1.05
Net Interest Margin (TE)(2)	3.54	3.71	3.58	3.92	4.15	3.97	3.89
Non-interest Income to Total Net Revenue (TE)	18.91	22.73	21.76	22.71	21.36	22.11	25.87
Efficiency Ratio(3)	84.57	70.63	77.67	69.44	63.39	63.10	66.25
Dividend Payout Ratio(4)	n/m(5)	n/m(5)	n/m(5)	124.80%	47.10%	46.30%	55.60%
Credit Quality:
Nonperforming Loans to Total Loans	8.00%	4.21%	5.19%	3.57%	0.72%	0.03%	0.16%
Nonperforming Assets to Total Assets	7.02	3.52	3.98	2.83	0.52	0.02	0.09
Net Charge-offs (Recoveries)/Average Loans	2.89	4.07	4.45	0.31	(0.01)	0.01	0.07
Allowance/Total Loans	2.75	1.75	1.75	1.15	0.86	0.70	0.73
Allowance/Total Nonperforming Loans and Loans 90 days or more past due but still accruing	34.04	41.41	33.09	32.28	119.04	1,075.99	446.11
Net (Recoveries) Charge-offs	$23,649	$37,942	$81,148	$5,758	$(106)	$134	$562
Regulatory Capital Ratios Company:
Leverage Ratio	8.29%	7.64%	9.58%	9.10%	8.53%	7.86%	7.10%
Tier 1 Risk-based Capital	11.83	9.72%	12.75	10.99	10.87	11.13	10.36
Total Risk-based Capital	13.41	11.42%	14.00	12.17	11.70	11.76	10.99
Bank:
Leverage Ratio	8.16%	7.89%	7.80%	9.01%	8.86%	7.70%	6.71%
Tier 1 Risk-based Capital	11.63	10.04	10.38	10.89	11.30	10.57	9.79
Total Risk-based Capital	12.90	11.29	11.64	12.06	12.12	11.16	10.42

(1)	Net of deferred fees and allowance for credit losses.

(2)	Net interest income on a taxable equivalent basis (TE) divided by total average earning assets.

(3)	Noninterest expense (less amortization of intangibles and goodwill write off) divided by total revenue (net interest income (TE) and other operating income, securities gains and losses).

(4)	Cash dividends divided by net earnings.

(5)	Not meaningful.

Fully taxable equivalent net interest income is a common term and measure used in the banking industry but is not a term used under U.S. generally accepted accounting principles (“GAAP”). We believe that these presentations of tax-equivalent net interest income and net interest margin on a tax equivalent basis aid in the comparability of net interest income arising from both taxable and tax-exempt sources over the periods presented. We further believe these non-GAAP measures enhance investors’ understanding of the Company’s business and performance, and facilitate an understanding of performance trends and comparisons with the performance of other financial institutions. The limitations associated with these measures are the risk that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently, including as a result of using different assumed tax rates. These disclosures should not be considered an alternative to GAAP. The following information is provided to reconcile GAAP measures and tax equivalent net interest income and net interest margin on a tax equivalent basis.

	At or for
	the Six Months
	Ended June 30,		At or For the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)

Non-taxable interest income	$274	$314	$600	$639	$525	$221	$258
Tax Rate	35%	35%	35%	35%	35%	35%	35%
Net interest income (TE)	$37,228	$40,796	$77,517	$84,771	$89,294	$72,297	$52,907
Total net interest income (not TE)	37,094	40,647	77,231	84,469	89,040	72,185	52,774
Net interest margin (not TE)	3.53%	3.70%	3.57%	3.90%	4.14%	3.96%	3.88%

RISK FACTORS

You should carefully consider the following risks before investing in our common stock. These risks could materially affect our business, results of operations or financial condition and cause the trading price of our common stock to decline. You could lose part or all of your investment.

Risks Related to Our Business

There can be no assurance that recent legislation and administrative actions authorizing the U.S. government to take direct actions within the financial services industry will help stabilize the U.S. financial system.

The Emergency Economic Stabilization Act of 2008, or EESA, was enacted on October 3, 2008. Under EESA, the Treasury has the authority to, among other things, invest in financial institutions and purchase up to $700 billion of troubled assets and mortgages from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Under Treasury’s Capital Purchase Program, or CPP, it committed to purchase up to $250 billion of preferred stock and warrants in eligible institutions. The EESA also temporarily increased FDIC deposit insurance coverage to $250,000 per depositor through December 31, 2009, which was recently extended to December 31, 2013 under the Helping Families Save Their Homes Act of 2009.

On February 10, 2009, the Treasury announced the Financial Stability Plan which, among other things, provides a forward-looking supervisory capital assessment program, or SCAP that is mandatory for banking institutions with over $100 billion of assets and makes capital available to financial institutions qualifying under a process and criteria similar to the CPP. In addition, the American Recovery and Reinvestment Act of 2009, or ARRA, was signed into law on February 17, 2009, and includes, among other things, extensive new restrictions on the compensation and governance arrangements of financial institutions.

Numerous actions have been taken by the U.S. Congress, the Federal Reserve, the Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime mortgage crisis that commenced in 2007, including the Financial Stability Program adopted by the Treasury. These measures include fiscal and monetary policy actions described under “Business — Fiscal and Monetary Policy” and “Business — Recent Legislative and Regulatory Changes” in our Annual Report on Form 10-K/A for the year ended December 31, 2008, which is incorporated by reference herein. In addition, the Secretary of the Treasury proposed fundamental changes to the regulation of financial institutions, markets and products on June 17, 2009.

We cannot predict the actual effects of EESA, the ARRA, the proposed regulatory reform measures and various governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the economy, the financial markets, on us and on Seacoast National. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, and the trading prices of our securities.

Difficult market conditions have adversely affected our industry and us.

We are exposed to downturns in the U.S. economy, and particularly the local markets in which we operate in Florida. Declines in the housing markets over the past year and a half, including falling home prices and sales volumes, and increasing foreclosures, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks, as well as Seacoast National. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Many lenders and institutional investors have reduced or ceased providing funding to borrowers, including other financial institutions. This market turmoil and the tightening of credit have led to increased levels of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and reductions in business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business, financial condition and results of operations. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and other financial institutions. In particular:

•	We expect to face increased regulation of our industry, including as a result of EESA, the ARRA and related initiatives by the U.S. government. Compliance with such regulations may increase our costs and limit our ability to pursue business opportunities.

•	Market developments and government programs may continue to adversely affect consumer confidence levels and may cause adverse changes in borrower behaviors and payment rates, resulting in further increases in delinquencies and default rates, which could affect our loan charge-offs and our provisions for credit losses.

•	Our ability to assess the creditworthiness of our customers or to estimate the values of our assets and collateral for loans will be reduced if the models and approaches we use become less predictive of future behaviors, valuations, assumptions or estimates. We estimate losses inherent in our credit exposure, the adequacy of our allowance for loan losses and the values of certain assets by using estimates based on difficult, subjective, and complex judgments, including estimates as to the effects of economic conditions and how these economic conditions might affect the ability of our borrowers to repay their loans or the value of assets.

•	Our ability to borrow from other financial institutions on favorable terms or at all, or to raise capital, could be adversely affected by further disruptions in the capital markets or other events, including, among other things, deteriorating investor expectations.

•	Failures of other depository institutions in our markets and increasing consolidation of financial services companies as a result of current market conditions could increase our deposits and assets, necessitating additional capital, and may have unexpected adverse effects upon our ability to compete effectively.

We are not paying dividends on our preferred stock or common stock and are deferring distributions on our trust preferred securities, and we are restricted in otherwise paying cash dividends on our common stock. The failure to resume paying dividends on our preferred stock and trust preferred securities may adversely affect us.

We historically paid cash dividends before we suspended dividend payments on our preferred and common stock and distributions on our trust preferred securities on May 19, 2009 pursuant to the request of the Federal Reserve. The Federal Reserve, as a matter of policy, has indicated that bank holding companies should not pay dividends or make distributions on trust preferred securities using funds from the TARP CPP. We intend, following completion of this offering, to seek Federal Reserve approval to pay all outstanding but unpaid dividends and distributions on our Series A Preferred Stock and trust preferred securities. There is no assurance that we will receive approval to resume paying cash dividends. Even if we are allowed to resume paying dividends again by the Federal Reserve, future payment of cash dividends on our common stock, if any, will be subject to the prior payment of all unpaid dividends and deferred distributions on our Series A Preferred Stock and trust preferred securities. Further, we need prior Treasury approval to increase our quarterly cash dividends above $0.01 per common share through the earliest of December 23, 2011, the date we redeem all shares of Series A Preferred Stock or the Treasury has transferred all shares of Series A Preferred Stock to third parties. All dividends are declared and paid at the discretion of our board of directors and are dependent upon our liquidity, financial condition, results of operations, capital requirements and such other factors as our board of directors may deem relevant. See “Dividend Policy.”

Further, dividend payments on our Series A Preferred Stock and distributions on our trust preferred securities are cumulative and therefore unpaid dividends and distributions will accrue and compound on each subsequent dividend payment date. In the event of any liquidation, dissolution or winding up of the affairs of our company, holders of the Series A Preferred Stock shall be entitled to receive for each share of Series A Preferred Stock the liquidation amount plus the amount of any accrued and unpaid dividends. If we miss six quarterly dividend payments, whether or not consecutive, the Treasury will have the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid. We cannot pay dividends on our outstanding shares of Series A Preferred Stock or our common stock until we have paid in full all deferred distributions on our trust preferred securities, which will require prior approval of the Federal Reserve.

We have incurred net losses for 2008 and in the first two quarters of 2009 and cannot make any assurances that we will not incur further losses.

We incurred a net loss of $45.7 million for the year ended December 31, 2008, and a net loss of $69.6 million (including a write-off of all $49.8 million of our goodwill) for the six months ended June 30, 2009. We cannot provide any assurances that we will not incur future losses, especially in light of economic conditions that continue to adversely affect our borrowers and us.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

At December 31, 2008 and June 30, 2009, our nonperforming loans (which consist of non-accrual loans) totaled $86.9 million and $126.8 million, or 5.19% and 8.00% of the loan portfolio, respectively. At December 31, 2008 and June 30, 2009, our nonperforming assets (which include foreclosed real estate) were $92.0 million and $150.0 million, or 3.97% and 7.02% of assets, respectively. In addition, we had approximately $13.9 million and $10.1 million in accruing loans that were 30-89 days delinquent at December 31, 2008 and June 30, 2009, respectively. Our non-performing assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in non-performing loans. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. While we have reduced our problem assets through loan sales, workouts, restructurings and otherwise, decreases in the value of these assets, or the underlying collateral, or in these borrowers’ performance or financial conditions, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience further increases in nonperforming loans in the future, or that our nonperforming assets will not result in further losses in the future.

Our allowance for loan losses may prove inadequate or we may be adversely affected by credit risk exposures.

Our business depends on the creditworthiness of our customers. We periodically review our allowance for loan losses for adequacy considering economic conditions and trends, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and nonperforming assets. We cannot be certain that our allowance for loan losses will be adequate over time to cover credit losses in our portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets, or borrower behaviors towards repaying their loans. The credit quality of our borrowers has deteriorated as a result of the economic downturn in our markets. If the credit quality of our customer base or their debt service behavior materially decreases further, if the risk profile of a market, industry or group of customers declines further or weaknesses in the real estate markets and other economics persist or worsen, or if our allowance for loan losses is not adequate, our business, financial condition, including our liquidity and capital, and results of operations could be materially adversely affected.

During 2009, our commercial and residential real estate and real estate-related portfolios have continued to be affected by adverse market conditions, including reduced real estate prices and sales levels and, more generally, all of our loan portfolios have been affected by the sustained economic weakness of our markets and the impact of higher unemployment rates.

Our commercial and residential real estate and real estate-related loans have continued to be affected adversely by the on-going correction in real estate prices and reduced levels of sales. More generally, all of our commercial real estate loan portfolios, especially construction and development loans, have been affected adversely by the economic weakness of our Florida markets and the effects of higher unemployment rates. We may have to increase our allowance for loan losses through additional provisions for loan losses because of continued adverse changes in the economy, market conditions, and events that adversely affect our customers or markets. Our business, financial condition, liquidity, capital (especially tangible common equity), and results of operations could be materially adversely affected by additional provisions for loan losses.

Weaknesses in the real estate markets, including the secondary market for residential mortgage loans, have adversely affected us and may continue to adversely affect us.

The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could result in further price reductions in single family home values, further adversely affecting the liquidity and value of collateral securing commercial loans for residential land acquisition, construction and development, as well as residential mortgage loans and residential property collateral securing loans that we hold, mortgage loan originations and gains on sale of mortgage loans. Declining real estate prices have caused higher delinquencies and losses on certain mortgage loans, generally, particularly second lien mortgages and home equity lines of credit. Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of most residential mortgage loans other than conforming Fannie Mae and Freddie Mac loans. These trends could continue, notwithstanding various government programs to boost the residential mortgage markets and stabilize the housing markets. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of job losses, interest rate resets on adjustable rate mortgage loans or other factors could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which would adversely affect our financial condition, including capital and liquidity, or results of operations. In the event our allowance for loan losses is insufficient to cover such losses, our earnings, capital and liquidity could be adversely affected.

Our real estate portfolios are exposed to weakness in the Florida housing market and the overall state of the economy.

The declines in home prices and the volume of home sales in Florida, along with the reduced availability of certain types of mortgage credit, have resulted in increases in delinquencies and losses in our portfolios of home equity lines and loans, and commercial loans related to residential real estate acquisition, construction and development. Further declines in home prices coupled with the economic recession and associated rises in unemployment levels could cause additional losses which could adversely affect our earnings and financial condition, including our capital and liquidity.

Our concentration of commercial real estate loans could result in increased loan losses.

Commercial real estate, or CRE, is cyclical and poses risks of loss to us due to concentration levels and similar risks of the asset, especially since we had 53.5% of our portfolio in CRE loans at year-end 2008 and 52.8% as of June 30, 2009. The banking regulators continue to give CRE lending greater scrutiny, and banks with higher levels of CRE loans are expected to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for possible losses and capital levels as a result of CRE lending growth and exposures. During 2008, we added $88.6 million of provisions for loan losses compared to $12.7 million in 2007 and $3.3 million in 2006, in part reflecting collateral evaluations in response to recent changes in the market values of land collateralizing acquisition and development loans. An additional $37.9 million in provisions for loan losses have been taken in 2009 through June 30.

Our recent loan portfolio stress test is not a forecast or prediction of future results, performance or future capital adequacy, and the results of this stress test may or may not be realized.

The stress test we conducted recently with an outside consultant on our loan portfolio is not a forecast and does not reflect our outlook or our expected results, and should not be viewed as a prediction of future results, performance or future capital adequacy. The test was based upon numerous complex assumptions, estimates and judgments, which may or may not be realized.

Our goodwill impairment has adversely affected our earnings and will affect Seacoast National’s ability to pay dividends to the Company.

Our impairment charge of all our goodwill ($49.8 million) is a non-cash charge that has reduced our earnings for the three months ended June 30, 2009, and will reduce Seacoast National’s earnings from which Seacoast National may pay dividends to the Company. We can give no assurance that the completion of our testing of goodwill as of June 30, 2009 will result in any restoration of goodwill that would increase future earnings.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

FDIC insurance premiums have increased substantially in 2009 already and we expect to pay significantly higher FDIC premiums in the future. Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the FDIC also implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, but no more than 10 basis points times the institution’s assessment base for the second quarter of 2009, to be collected on September 30, 2009. Additional special assessments may be imposed by the FDIC for future periods. We participate in the FDIC’s Temporary Liquidity Guarantee Program, or TLG, for noninterest-bearing transaction deposit accounts. Banks that participate in the TLG’s noninterest-bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLG assessments are insufficient to cover any loss or expenses arising from the TLG program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLG program upon depository institution holding companies, as well. The TLG is scheduled to end December 31, 2009, but the FDIC has proposed extending TLG to June 30, 2010, but charging a higher guarantee fee to banks that elect to participate in the extension. These changes, along with the full utilization of our FDIC insurance assessment credit in early 2009, will cause the premiums and TLG assessments charged by the FDIC to increase. These actions could significantly increase our noninterest expense in 2009 and for the foreseeable future.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial condition or performance. If current levels of market disruption and volatility continue or worsen, we may experience adverse effects, which may be material, on our ability to maintain or access capital and on our business, financial condition and results of operations.

Liquidity risks could affect operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our funding sources include federal funds purchased, securities sold under repurchase agreements, non-core deposits, and short- and long-term debt. We are also members of the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Atlanta, where we can obtain advances collateralized with eligible assets. We maintain a portfolio of securities that can be used as a secondary source of liquidity. There are other sources of liquidity available to us or Seacoast National should they be needed, including our ability to acquire additional non-core deposits, the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private transactions. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Our liquidity, on a parent only basis, is adversely affected by our current inability to receive dividends from Seacoast National without prior regulatory approval, offset by approximately $8.0 million of cash and short-term investments currently held by us at June 30, 2009, largely due to the receipt of TARP CPP proceeds. We invested $42 million of the TARP CPP proceeds in Seacoast National to meet the Office of the Comptroller of the Currency’s, or the OCC’s, capital requirements. Our ability to borrow could also be impaired by factors that are not specific to us, such as further disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

We could encounter difficulties as a result of our growth.

Our loans, deposits, fee businesses and employees have increased as a result of our organic growth and acquisitions. Our failure to successfully manage and support this growth with sufficient human resources, training and operational, financial and technology resources in challenging markets and economic conditions could have a material adverse effect on our operating results and financial condition. We may not be able to sustain our historical growth rates.

We are required to maintain capital to meet regulatory requirements, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our regulatory requirements, would be adversely affected.

Both we and Seacoast National must meet regulatory capital requirements and maintain sufficient liquidity. We have an informal letter agreement with the OCC to maintain a Tier 1 leverage capital ratio of 7.50% and a total risk-based capital ratio of 12.0% at Seacoast National, which are higher than the stated minimum capital ratios. We also face significant regulatory and other governmental risk as a financial institution and a participant in the TARP CPP.

Our ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market condition, and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Our failure to remain “well capitalized” for bank regulatory purposes could affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common and preferred stock, make distributions on our trust preferred securities, our ability to make acquisitions, and our business, results of operation and financial conditions, generally. Under FDIC rules, if Seacoast National ceases to be a “well capitalized” institution for bank regulatory purposes, its ability to accept brokered deposits may be restricted, and the interest rates that it pays may be restricted.

Sales of additional capital could dilute existing shareholders.

Issuances of our common stock or securities convertible into or exchangeable for our common stock could dilute the interests of our existing common shareholders or require shareholders to approve an increase in the number of shares of common stock we are authorized to issue and could increase the number of shares of common stock we are required to issue under the warrant we issued to the Treasury under the TARP CPP. Among the securities we may issue are shares of preferred stock which likely will have dividend and liquidation rights senior in priority to the rights of holders of our common stock.

Our ability to realize our deferred tax assets may be reduced in the future if our estimates of future taxable income from our operations and tax planning strategies do not support this amount, and the amount of net operating loss carryforwards realizable for income tax purposes may be reduced under Section 382 of the Internal Revenue Code by sales of our capital securities.

As of June 30, 2009, we had deferred tax assets of $17.2 million. These and future deferred tax assets may be reduced in the future if our estimates of future taxable income from our operations and tax planning strategies do not support the amount of the deferred tax asset. The amount of net operating loss carryforwards realizable for income tax purposes may be reduced under Section 382 of the Internal Revenue Code by this offering and/or other sales of our capital securities.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures. We have traditionally obtained funds principally through local deposits and we have a base of lower cost transaction deposits. Generally, we believe local deposits are a cheaper and more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders and reflect a mix of transaction and time deposits, whereas brokered deposits typically are higher cost time deposits. Our costs of funds and our profitability and liquidity are likely to be adversely affected, if and to the extent we have to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in our deposit mix and growth could adversely affect our profitability and the ability to expand our loan portfolio.

Our profitability and liquidity may be affected by changes in interest rates and economic conditions.

Our profitability depends upon net interest income, which is the difference between interest earned on assets, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings and our FDIC deposit insurance assessments increase faster than the interest earned on loans and investments. Interest rates, and consequently our results of operations, are affected by general economic conditions (domestic and foreign) and fiscal and monetary policies may materially affect the level and direction of interest rates. From June 2004 to mid-2006, the Federal Reserve raised the federal funds rate from 1.0% to 5.25%. Since then, beginning in September 2007, the Federal Reserve decreased the federal funds rates by 100 basis points to 4.25% over the remainder of 2007, and has since reduced the target federal funds rate by an additional 400 basis points to a range between zero to 25 basis points beginning in December 2008. Decreases in interest rates generally increase the market values of fixed-rate, interest-bearing investments and loans held, and increase the values of loan sales and mortgage loan activities. However, the production of mortgages and other loans and the value of collateral securing our loans, are dependent on demand within the markets we serve, as well as interest rates. The levels of sales, as well as the values of real estate in our markets, have declined. Declining rates reflect efforts by the Federal Reserve to stimulate the economy, but may not be effective, and thus may negatively affect our results of operations and financial condition, liquidity and earnings.

The TARP CPP and the ARRA impose certain executive compensation and corporate governance requirements that may adversely affect us and our business, including our ability to recruit and retain qualified employees.

The purchase agreement we entered into in connection with our participation in the TARP CPP required us to adopt the Treasury’s standards for executive compensation and corporate governance while the Treasury holds the equity issued pursuant to the TARP CPP, including the common stock which may be issued pursuant to the warrant to purchase 1,179,245 shares of common stock, or the Warrant, which we refer to as the TARP Assistance Period. These standards generally apply to our chief executive officer, chief financial officer and the three next most highly compensated senior executive officers. The standards include:

•	ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution;

•	required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate;

•	prohibition on making golden parachute payments to senior executives; and

•	agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive.

In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods.

The ARRA imposed further limitations on compensation during the TARP Assistance Period including:

•	a prohibition on making any golden parachute payment to a senior executive officer or any of our next five most highly compensated employees;

•	a prohibition on any compensation plan that would encourage manipulation of the reported earnings to enhance the compensation of any of its employees; and

•	a prohibition of the five highest paid executives from receiving or accruing any bonus, retention award, or incentive compensation, or bonus except for long-term restricted stock with a value not greater than one-third of the total amount of annual compensation of the employee receiving the stock.

The prohibition may expand to other employees based on increases in the aggregate value of financial assistance that we receive in the future. For example, if we receive at least $250 million but less than $500 million in TARP financial assistance, the senior executive officers and at least the next 10 most highly compensated employees will be prohibited from receiving or accruing any such bonus.

The Treasury released an interim final rule on TARP standards for compensation and corporate governance on June 10, 2009, which implemented and further expanded the limitations and restrictions imposed on executive compensation and corporate governance by the TARP CPP and ARRA. The new Treasury interim final rules, which became effective on June 15, 2009, also prohibit any tax gross-up payments to senior executive officers and the next 20 highest paid executives. The rule further authorizes the Treasury to establish the Office of the Special Master for TARP Executive Compensation with broad powers to review compensation plans and corporate governance matters of TARP recipients.

These provisions and any future rules issued by the Treasury could adversely affect our ability to attract and retain management capable and motivated sufficiently to manage and operate our business through difficult economic and market conditions. If we are unable to attract and retain qualified employees to manage and operate our business, we may not be able to successfully execute our business strategy.

TARP lending goals may not be attainable.

Congress and the bank regulators have encouraged recipients of TARP capital to use such capital to make loans and it may not be possible to safely, soundly and profitably make sufficient loans to creditworthy persons in the current economy to satisfy such goals. Congressional demands for additional lending by TARP capital recipients, and regulatory demands for demonstrating and reporting such lending are increasing. On November 12, 2008, the bank regulatory agencies issued a statement encouraging banks to, among other things, “lend prudently and responsibly to creditworthy borrowers” and to “work with borrowers to preserve homeownership and avoid preventable foreclosures.” We continue to lend and have expanded our mortgage loan originations, and to report our lending to the Treasury. The future demands for additional lending are unclear and uncertain, and we could be forced to make loans that involve risks or terms that we would not otherwise find acceptable or in our shareholders’ best interest. Such loans could adversely affect our results of operation and financial condition, and may be in conflict with bank regulations and requirements as to liquidity and capital. The profitability of funding such loans using deposits may be adversely affected by increased FDIC insurance premiums.

Changes in future rules applicable to banks generally or to TARP recipients could adversely affect our operations, financial condition, and results of operations.

The rules and policies applicable to recipients of capital under the TARP CPP continue to evolve and their scope, timing and effect cannot be predicted. We are not using proceeds from this offering to redeem our Series A Preferred Stock issued to the Treasury under the TARP CPP. Any redemption of the securities sold to the Treasury to avoid these restrictions would require prior Federal Reserve and Treasury approval. Based on recently issued Federal Reserve guidelines, institutions seeking to redeem TARP CPP preferred stock must demonstrate an ability to access the long-term debt markets without reliance on the FDIC’s TLG, successfully demonstrate access to public equity markets and meet a number of additional requirements and considerations before we can redeem any securities sold to the Treasury. Therefore, it is uncertain if we will be able to redeem such securities even if we have sufficient financial resources to do so.

Our future success is dependent on our ability to compete effectively in highly competitive markets.

We operate in the highly competitive markets of Martin, St. Lucie, Brevard, Indian River, Palm Beach and Broward Counties in southeastern Florida, the Orlando, Florida metropolitan statistical area, as well as in more rural competitive counties in the Lake Okeechobee, Florida region. Our future growth and success will depend on our ability to compete effectively in these markets. We compete for loans, deposits and other financial services in geographic markets with other local, regional and national commercial banks, thrifts, credit unions, mortgage lenders, and securities and insurance brokerage firms. Many of our competitors offer products and services different from us, and have substantially greater resources, name recognition and market presence than we do, which benefits them in attracting business. Larger competitors may be able to price loans and deposits more aggressively than we can, and have broader customer and geographic bases to draw upon.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems, losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions. We could experience increases in deposits and assets as a result of other banks’ difficulties or failure, which would increase the capital we need to support such growth.

We operate in a heavily regulated environment.

We and our subsidiaries are regulated by several regulators, including the Federal Reserve, the OCC, the SEC, the FDIC and FINRA, and since December 2008, the Treasury. Our success is affected by state and federal regulations affecting banks and bank holding companies, and the securities markets and securities and insurance regulators. Banking regulations are primarily intended to protect depositors, not shareholders. The financial services industry also is subject to frequent legislative and regulatory changes and proposed changes, the effects of which cannot be predicted. Federal bank regulatory agencies and the Treasury, as well as the Congress and the President, are evaluating and have proposed numerous significant changes in the regulation of banks, other financial services providers and the financial markets. These changes, if adopted, could require us to maintain more capital, liquidity and risk controls which could adversely affect our growth, profitability and financial condition.

We are subject to internal control reporting requirements that increase compliance costs and failure to comply timely could adversely affect our reputation and the value of our securities.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board and Nasdaq. In particular, we are required to include management and independent auditor reports on internal controls as part of our annual report on Form 10-K pursuant to Section 404 of the Sarbanes-Oxley Act. We expect to continue to spend significant amounts of time and money on compliance with these rules. The SEC also has proposed a number of new rules or regulations requiring additional disclosure, such as lower-level employee compensation. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, and the value of our securities.

Technological changes affect our business, and we may have fewer resources than many competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving clients better, the effective use of technology may increase efficiency and may enable financial institutions to reduce costs. Our future success will depend, in part, upon our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in operations. We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services. Many competitors have substantially greater resources to invest in technological improvements.

The anti-takeover provisions in our Articles of Incorporation and under Florida law may make it more difficult for takeover attempts that have not been approved by our board of directors.

Florida law and our Articles of Incorporation include anti-takeover provisions, such as provisions that encourage persons seeking to acquire control of us to consult with our board, and which enable the board to negotiate and give consideration on behalf of us and our shareholders and other constituencies to the merits of any offer made. Such provisions, as well as supermajority voting and quorum requirements and a staggered board of directors, may make any takeover attempts and other acquisitions of interests in us, by means of a tender offer, open market purchase, a proxy fight or otherwise, that have not been approved by our board of directors more difficult and more expensive. These provisions may discourage possible business combinations that a majority of our shareholders may believe to be desirable and beneficial. As a result, our board of directors may decide not to pursue transactions that would otherwise be in your best interests as a holder of our common stock.

Hurricanes or other adverse weather events would negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Our market areas in Florida are susceptible to hurricanes and tropical storms and related flooding and wind damage. Such weather events can disrupt operations, result in damage to properties and negatively affect the local economies in the markets where they operate. We cannot predict whether or to what extent damage that may be caused by future hurricanes will affect its operations or the economies in our current or future market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes or tropical storms, including flooding and wind damage. Many of our customers have incurred significantly higher property and casualty insurance premiums on their properties located in our markets, which may adversely affect real estate sales and values in our markets.

Future acquisitions and expansion activities may disrupt our business, dilute existing shareholders and adversely affect our operating results.

We regularly evaluate potential acquisitions and expansion opportunities. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, branches or businesses, as well as other geographic and product expansion activities, involve various risks including:

•	risks of unknown or contingent liabilities;

•	unanticipated costs and delays;

•	risks that acquired new businesses do not perform consistent with our growth and profitability expectations;

•	risks of entering new markets or product areas where we have limited experience;

•	risks that growth will strain our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures;

•	exposure to potential asset quality issues with acquired institutions;

•	difficulties, expenses and delays of integrating the operations and personnel of acquired institutions, and start-up delays and costs of other expansion activities;

•	potential disruptions to our business;

•	possible loss of key employees and customers of acquired institutions;

•	potential short-term decreases in profitability; and

•	diversion of our management’s time and attention from our existing operations and business.

Attractive acquisition opportunities may not be available to us in the future.

While we seek continued organic growth, as our earnings and capital position improve, we may consider the acquisition of other businesses. We expect that other banking and financial companies, many of which have significantly greater resources, will compete with us to acquire financial services businesses. This competition could increase prices for potential acquisitions that we believe are attractive. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill and intangibles when considering acquisition and expansion proposals. Any acquisition could be dilutive to our earnings and shareholders’ equity per share of our common stock.

Risks Related to the CapGen Offering

The CapGen Offering may not be consummated and the interests of CapGen may be adverse to other holders of our common stock.

On August 10, 2009, we executed a letter of intent with CapGen relating to the CapGen Offering. While CapGen has agreed to submit all necessary regulatory applications and notices within ten days following the closing of this offering, we can make no assurance as to when CapGen will receive the necessary regulatory approvals, or whether such approvals will be received. In addition, the letter of intent is not binding on either CapGen or us until the registration statement becomes effective and is subject to the execution of a definitive stock purchase agreement with CapGen and its designated affiliate, the SEC declaring our registration statement effective in connection with the pricing of our Underwritten Offering, the closing of our Underwritten Offering, and to prior regulatory and shareholder (if any) approvals. Many of these are not within our control. As a result, we can make no assurance that the CapGen Offering will be consummated on the terms currently contemplated or at all.

Further, pursuant to the letter of intent with CapGen, we have agreed that, upon consummation of the CapGen offering, CapGen will have the ability to appoint a director to our board of directors. In addition, we have agreed to grant CapGen certain preemptive rights for 24 months following the closing of the CapGen Offering, and CapGen has agreed to seek regulatory approval to permit additional ownership in us in the future that may increase CapGen’s interest and lead to control of us. If, and as CapGen increases its ownership interest in us through these preemptive rights, or otherwise, they may become a controlling shareholder in our company. CapGen may have interests different from other holders of our common stock and may act in a manner and inconsistent with what other holders may believe desirable, either as a result of the director they will be able to appoint or as a result of their future ownership of our common stock.

Risks Related to Our Common Stock

We may issue additional shares of common or preferred stock securities, which may dilute the interests of our shareholders and may adversely affect the market price of our common stock.

We are currently authorized to issue up to 65 million shares of common stock, of which 19,170,788 shares are currently outstanding and up to 4 million shares of preferred stock, of which 2,000 shares are outstanding. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares and to establish the terms of any series of preferred stock. These authorized but unissued shares could be issued on terms or in circumstances that could dilute the interests of other shareholders.

The Series A Preferred Stock diminishes the net income available to our common shareholders and earnings per common share, and the Warrant we issued to Treasury may be dilutive to holders of our common stock.

The dividends accrued and the accretion on discount on the Series A Preferred Stock reduce the net income available to common shareholders and our earnings per common share. The Series A Preferred Stock is cumulative, which means that any dividends not declared or paid will accumulate and will be payable when we resume paying dividends. Shares of Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of Seacoast. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the Warrant is exercised. The shares of common stock underlying the Warrant represent approximately 6.16% of the shares of our common stock outstanding as of June 30, 2009 (including the shares issuable upon exercise of the Warrant in our total outstanding shares and not including the 50% reduction in the number of shares subject to this Warrant which we currently expect would occur if we raise at least $50.0 million in one or more qualified equity offerings prior to December 31, 2009). Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the Warrant, a transferee of any portion of the Warrant or of any shares of common stock acquired upon exercise of the Warrant is not bound by this restriction.

Holders of the Series A Preferred Stock have certain voting rights that may adversely affect our common shareholders, and the holders of shares of our Series A Preferred Stock may have different interests from, and vote their shares in a manner deemed adverse to, our common shareholders.

In the event that we fail to pay dividends on the Series A Preferred Stock for an aggregate of at least six quarterly dividend periods (whether or not consecutive) the Treasury will have the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid; otherwise, except as required by law, holders of the Series A Preferred Stock have limited voting rights. So long as shares of the Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or our amended and restated charter, the vote or consent of holders owning at least 66 2/3% of the shares of Series A Preferred Stock outstanding is required for:

•	any authorization or issuance of shares ranking senior to the Series A Preferred Stock;

•	any amendment to the rights of the Series A Preferred Stock so as to adversely affect the rights, preferences, privileges or voting power of the Series A Preferred Stock; or

•	consummation of any merger, share exchange or similar transaction unless the shares of Series A Preferred Stock remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the shares of Series A Preferred Stock remaining outstanding or such preference securities have such rights, preferences, privileges and voting power as are not materially less favorable to the holders than the rights, preferences, privileges and voting power of the shares of Series A Preferred Stock. Holders of Series A Preferred Stock could block the foregoing transaction, even where considered desirable by, or in the best interests of, holders of our common stock.

The holders of Series A Preferred Stock, including the Treasury, may have different interests from the holders of our common stock, and could vote to disapprove transactions that are favored by, or are in the best interests of, our common shareholders.

USE OF PROCEEDS

We will receive net proceeds of approximately $      million from the sale of shares of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses of approximately $     payable by us. If the underwriters’ option to purchase additional shares is exercised in full, our net proceeds will be approximately $      million.

We intend to use the net proceeds of this offering to add capital to Seacoast National and for general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SBCF.” The table below sets forth the high and low sale prices per share of our common stock on the Nasdaq Global Select Market and the dividends paid per share of our common stock for the indicated periods. As of June 30, 2009, we had approximately 19,261,888 shares of common stock issued and 19,170,788 shares of common stock outstanding, held by approximately 1,434 record holders.

	Sale Price per Share of		Quarterly Dividends
	Seacoast Common Stock		Declared per Share of
	High	Low	Seacoast Common Stock

2007
First Quarter	$25.310	$22.080	$0.16
Second Quarter	25.600	19.980	0.16
Third Quarter	22.700	15.560	0.16
Fourth Quarter	19.950	10.110	0.16
2008
First Quarter	$12.910	$7.510	$0.16
Second Quarter	12.000	7.760	0.16
Third Quarter	13.250	7.280	0.01
Fourth Quarter	11.010	4.350	0.01
2009
First Quarter	$7.080	$2.140	$0.01
Second Quarter	4.450	2.020	*
Third Quarter (through August 7, 2009)	3.180	1.870	*

*	Dividends were suspended as of May 19, 2009.

DIVIDEND POLICY

Dividends from Seacoast National historically have been our primary source of funds to pay dividends on our common stock. Under the National Bank Act, national banks may in any calendar year, without the approval of the OCC, pay dividends to the extent of net profits for that year, plus retained net profits for the preceding two years (less any required transfers to surplus). The need to maintain adequate capital in Seacoast National also limits dividends that may be paid to us. Beginning in the third quarter of 2008, we reduced our dividend per share of our common stock to $0.01 and, as of May 19, 2009, we have suspended the payment of dividends, as described below. As of December 31, 2008, Seacoast National cannot pay us any dividends without prior OCC approval, and in all events must maintain appropriate capital that meets regulatory requirements applicable to us.

The OCC and the Federal Reserve have policies that encourage banks and bank holding companies to pay dividends from current earnings, and have the general authority to limit the dividends paid by national banks and bank holding companies, respectively, if such payment may be deemed to constitute an unsafe or unsound practice. If, in the particular circumstances, either of these federal regulators determine that the payment of dividends would constitute an unsafe or unsound banking practice, either the OCC or the Federal Reserve may, among other things, issue a cease and desist order prohibiting the payment of dividends by Seacoast National or us, respectively. Under a recently adopted Federal Reserve policy, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to the organization’s financial position and is not based on overly optimistic earnings scenarios such as any potential events that may occur before the payment date that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company, such as Seacoast, should consult with the Federal Reserve and eliminate, defer, or significantly reduce the bank holding company’s dividends if: (i) its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) its prospective rate of earnings retention is not consistent with the its capital needs and overall current and prospective financial condition; or (iii) it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

As a result of our participation in the TARP CPP program, additional restrictions have been imposed on our ability to declare or increase dividends on shares of our common stock, including a restriction on paying quarterly dividends above $0.01 per share. Specifically, we are unable to declare dividend payments on our common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the Series A Preferred Stock. Further, without the Treasury’s approval, we are not permitted to increase dividends on our common stock above $0.01 per share until December 19, 2011 unless all of the Series A Preferred Stock has been redeemed or transferred by the Treasury. In addition, we cannot repurchase shares of common stock or use proceeds from the Series A Preferred Stock to repurchase trust preferred securities. Consent of the Treasury generally is required for us to make any stock repurchase until December 19, 2011 unless all of the Series A Preferred Stock has been redeemed or transferred by the Treasury to a third party. Further, our common, junior preferred or pari passu preferred shares may not be repurchased if we have not declared and paid all Series A Preferred Stock dividends.

On May 19, 2009, our board of directors determined to suspend regular quarterly cash dividends on our outstanding common stock and Series A Preferred Stock pursuant to a request from the Federal Reserve as a result of recently adopted Federal Reserve policies related to dividends and other distributions. Dividends will be suspended until such time as dividends are allowed by the Federal Reserve. The Federal Reserve has a policy that it does not want bank holding companies that have TARP CPP capital to use TARP funds to pay dividends on common or preferred stock or to make distributions on our outstanding trust preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, our capitalization, our per common share book values, and our regulatory capital ratios, each as of June 30, 2009 and to give effect to the issuance of the common stock offered hereby and the receipt of the net proceeds of approximately $      million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, cash and cash equivalents will increase to $      million. This table does not give effect to the CapGen Offering.

	As of June 30, 2009
	Actual	As Adjusted
	(Dollars in thousands, except per share data and ratios)

Cash and cash equivalents	$75,652

Total liabilities	$1,988,180

Shareholders’ equity
Preferred stock, authorized 4,000,000 shares, par value $0.10 per share; issued and outstanding 2,000	$44,412
Warrant for purchase of shares of common stock at $6.36 per share	5,588
Common stock, authorized 65,000,000 shares, par value $0.10 per share; 19,261,888 shares issued and 19,170,788 shares outstanding, actual; shares issued and outstanding, as adjusted	1,917
Other shareholders’ equity	96,638
Total shareholders’ equity	$148,555

Total capitalization	$148,555

Per share of common stock
Common book value per share	$5.43
Regulatory capital ratios:
For the Company:
Tier 1 leverage ratio	8.29%
Tier 1 risk-based capital ratio	11.83
Total risk-based capital ratio	13.41
For the Bank:
Tier 1 leverage ratio	8.16%
Tier 1 risk-based capital ratio	11.63
Total risk-based capital ratio	12.90

DESCRIPTION OF CAPITAL STOCK

The following description of shares of our common stock, par value $0.10 per share, or “common stock,” is a summary only and is subject to applicable provisions of the Florida Business Corporation Act, as amended, which we refer to as the Florida Act, and to our Articles of Incorporation and our amended and restated bylaws. You should refer to, and read this summary together with, our Articles of Incorporation and amended and restated bylaws to review all of the terms of our capital stock. Our Articles of Incorporation are incorporated by reference as exhibits to our Annual Report on Form 10-K/A for the year ended December 31, 2008 filed with the SEC, as amended.

Common Stock

General

Our Articles of Incorporation provide that we may issue up to 65 million shares of common stock, par value of $0.10 per share. As of June 30, 2009, 19,261,888 shares of our common stock were issued and 19,770,788 shares of our common stock were outstanding. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is listed on the Nasdaq Global Select Market under the symbol “SBCF.”

Capitalization Following the Offering

Following this offering, we expect to have an insignificant number of authorized and unreserved shares of common stock available for future issuance. We expect to seek shareholder approval to increase our authorized shares substantially following this offering.

Voting Rights

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any series of our preferred stock, including the voting rights held by holders of our Series A Preferred Stock.

There is no cumulative voting in the election of directors, which means that the holders of a plurality of our outstanding shares of common stock can elect all of the directors then standing for election. Upon the closing of the CapGen Offering, CapGen will be entitled to appoint one director to our board of directors, so long as they retain ownership of all six million shares of common stock purchased in the CapGen Offering. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of the holders of a majority of all outstanding shares under applicable Florida law. Our Articles of Incorporation provide certain anti-takeover provisions that require super-majority votes, which may limit shareholders’ rights to effect a change in control as described under the section below entitled “Anti-Takeover Effects of Certain Articles of Incorporation Provisions.”

Dividends, Liquidation and Other Rights

Holders of shares of common stock are entitled to receive dividends only when, as and if approved by our board of directors from funds legally available for the payment of dividends, after payment of dividends on our outstanding series of preferred stock. Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities and of any preferences of Series A Preferred Stock or any other series of our preferred stock that may be outstanding in the future. These rights are subject to the preferential rights of any other series of our preferred stock that may then be outstanding.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. However, we have agreed, in principal with CapGen, subject to various conditions described above, to grant certain preemptive rights to CapGen for a period of 24 months following the closing of the CapGen Offering, as long as CapGen holds all shares of common stock purchased by it in the CapGen Offering. Our board of directors, under our articles of incorporation, otherwise may issue additional shares of our common stock or rights to purchase shares of our common stock without the approval of our shareholders.

Transfer Agent and Registrar

Subject to compliance with applicable federal and state securities laws, our common stock may be transferred without any restrictions or limitations. The transfer agent and registrar for shares of our common stock is Continental Stock Transfer and Trust Company.

Preferred Stock

We are authorized to issue 4 million shares of preferred stock, $0.10 par value per share, 2,000 shares of which have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or Series A Preferred Stock, all of which are issued and outstanding as of the date of this prospectus. We do not have other preferred stock outstanding.

Our board of directors may fix the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of any other series of preferred stock.

Series A Preferred Stock

The Series A Preferred Stock constitutes a series of our perpetual, cumulative, preferred stock, consisting of 2,000 shares, par value $0.10 per share, having a liquidation preference amount of $25,000 per share. The Series A Preferred Stock has no maturity date. We issued the shares of Series A Preferred Stock and the Warrant to Treasury on December 19, 2008 in connection with the TARP Capital Purchase Program for an aggregate purchase price of $50.0 million. Pursuant to the Purchase Agreement between us and Treasury, we have agreed, if requested by Treasury, to enter into a depositary arrangement pursuant to which the shares of Series A Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Series A Preferred Stock as specified by Treasury, may be issued. The Series A Preferred Stock and Warrant qualify as Tier 1 capital for regulatory purposes.

Dividends

Rate.  Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our board of directors out of legally available funds, on a cumulative basis on the $25,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from December 19, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2009. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Series A Preferred Stock) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Dividends on the Series A Preferred Stock will be cumulative.  If for any reason our board of directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the board of directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends.  So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Seacoast. We currently have no outstanding class or series of preferred stock constituting Junior Stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Seacoast, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Seacoast, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of Seacoast or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $25,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither a merger or consolidation of Seacoast with another entity nor a sale, lease or exchange of all or substantially all of Seacoast’s assets will constitute a liquidation, dissolution or winding up of the affairs of Seacoast.

Redemptions and Repurchases

The Series A Preferred Stock is redeemable at our option, subject to prior approval by the Board of Governors of the Federal Reserve System or its delegee (the “Federal Reserve”) and/or Treasury in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $25,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to February 15, 2012) only if (i) we have raised aggregate gross proceeds in one or more Qualified Equity Offerings of at least the Minimum Amount and (ii) the aggregate redemption price of the Series A Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor. The “Minimum Amount” means $12,500,000 plus, in the event we are succeeded in a business combination by another entity which also participated in the TARP Capital Purchase Program, 25% of the aggregate liquidation preference amount of the preferred stock issued by that entity to Treasury. A “Qualified Equity Offering” is defined as the sale for cash by Seacoast (or its successor) of preferred stock or common stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Series A Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Series A Preferred Stock must state: (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Series A Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors determines to be fair and equitable.

The Purchase Agreement between us and Treasury provides that so long as Treasury continues to own any shares of Series A Preferred Stock, we may not repurchase any shares of Series A Preferred Stock from any other holder of such shares unless we offer to repurchase a ratable portion of the shares of Series A Preferred Stock then held by Treasury on the same terms and conditions.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights

Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights

The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Florida law.

Whenever dividends have not been paid on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of Seacoast will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us as described above.

No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors.

Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “— Dividends-Priority of Dividends”) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

If holders of the Series A Preferred Stock obtain the right to elect two directors and if the Federal Reserve deems the Series A Preferred Stock a class of “voting securities,” (a) any bank holding company that is a holder may be required to obtain the approval of the Federal Reserve to acquire more than 5% of the Series A Preferred Stock and (b) any person may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of the then outstanding shares of Series A Preferred Stock.

In addition to any other vote or consent required by Florida law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

•	amend our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Seacoast; or

•	amend our Articles of Incorporation in a way that adversely affects the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•	consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of Seacoast with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which Seacoast is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of shares of the Series A Preferred Stock will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series A Preferred Stock would otherwise be required, all outstanding shares of the Series A Preferred Stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Treasury Warrant

We issued a Warrant to the Treasury on December 19, 2008 concurrent with our sale to Treasury of 2,000 shares of Series A Preferred Stock pursuant to the TARP Capital Purchase Program.

General

The Warrant gives the holder the right to initially purchase up to 1,179,245 shares of our common stock at an exercise price of $6.36 per share. Subject to the limitations on exercise to which Treasury is subject described under “— Transferability,” the Warrant is immediately exercisable and expires on December 19, 2018. The exercise price may be paid (i) by having us withhold from the shares of common stock that would otherwise be issued to the warrant holder upon exercise, a number of shares of common stock having a market value equal to the aggregate exercise price or (ii) if both we and the warrant holder consent, in cash.

Possible Reduction in Number of Shares

If we (or any successor to us by a business combination) complete one or more Qualified Equity Offerings (as defined under “Description of Series A Preferred Stock — Redemption and Repurchases”) prior to December 31, 2009 resulting in aggregate gross proceeds of at least $50.0 million, the number of shares of common stock underlying the Warrant then held by Treasury will be reduced by 50%. The number of shares subject to the Warrant are subject to further adjustment as described below under “— Other Adjustments.”

Transferability

The Warrant is not subject to any restrictions on transfer; however, Treasury may not transfer or exercise the Warrant with respect to more than one-half of the shares underlying the Warrant until the earlier of (i) the date on which we (or any successor to us by a business combination) have received aggregate gross proceeds of at least $50.0 million from one or more Qualified Equity Offerings (including those by any successor to us by a business combination) and (ii) December 31, 2009.

Voting of Warrant Shares

Treasury has agreed that it will not vote any of the shares of common stock that it acquires upon exercise of the Warrant. This restriction does not apply to any other person who acquires any portion of the Warrant, or the shares of common stock underlying the Warrant, from Treasury.

Other Adjustments

The exercise price of the Warrant and the number of shares underlying the Warrant automatically adjust upon the following events:

•	any stock split, stock dividend, subdivision, reclassification or combination of our common stock;

•	until the earlier of (i) the date on which Treasury no longer holds any portion of the Warrant and (ii) December 19, 2011, issuance of our common stock (or securities convertible into our common stock) for consideration (or having a conversion price per share) less than 90% of then current market value, except for issuances in connection with benefit plans, business acquisitions and public or other broadly marketed offerings;

•	a pro rata repurchase by us of our common stock; or

•	a determination by our board of directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the board, to protect the purchase rights of the warrant holders.

In addition, if we declare any dividends or distributions on our common stock other than our historical, ordinary cash dividends, dividends paid in our common stock and other dividends or distributions covered by the first bullet point above, the exercise price of the Warrant will be adjusted to reflect such distribution.

In the event of any merger, consolidation, or other business combination to which we are a party, the Warrant holder’s right to receive shares of our common stock upon exercise of the Warrant will be converted into the right to exercise the Warrant to acquire the number of shares of stock or other securities or property (including cash) which the common stock issuable upon exercise of the Warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination. For purposes of the provision described in the preceding sentence, if the holders of our common stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the Warrant holder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the common stock who affirmatively make an election.

No Rights as Shareholders

The Warrant does not entitle its holder to any of the rights of a shareholder of Seacoast.

ANTI-TAKEOVER EFFECTS OF CERTAIN ARTICLES OF INCORPORATION PROVISIONS

Our Articles of Incorporation contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our directors.

Our Articles of Incorporation provide for a classified board to which approximately one-third of our board of directors is elected each year at our annual meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. The classification of our board of directors has the effect of making it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Such a delay may help ensure that our directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of our shareholders. The classification provisions apply to every election of directors, however, regardless of whether a change in the composition of our board of directors would be beneficial to us and our shareholders and whether or not a majority of our shareholders believe that such a change would be desirable.

The classification of our board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our shareholders. The classification of our board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification of our board of directors may discourage accumulations of large blocks of our stock by purchasers whose objective is to take control of us and remove a majority of our board of directors, the classification of our board of directors could tend to reduce the likelihood of fluctuations in the market price of our common stock that might result from accumulations of large blocks of our common stock for such a purpose. Accordingly, our shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

Our Articles of Incorporation require the affirmative vote of the holders of not less than two-thirds of all the shares of our stock outstanding and entitled to vote generally in the election of directors in addition to the votes required by law or elsewhere in the Articles of Incorporation, the bylaws or otherwise, to approve: (a) any sale, lease, transfer, purchase and assumption of all or substantially all of our consolidated assets and/or liabilities, (b) any merger, consolidation, share exchange or similar transaction of the Company, or any merger of any significant subsidiary, into or with another person, or (c) any reclassification of securities, recapitalization or similar transaction that has the effect of increasing other than pro rata with the other shareholders, the proportionate amount of shares that is beneficially owned by an Affiliate (as defined in our Articles of Incorporation). Any business combination described above may instead be approved by the affirmative vote of a majority of all the votes entitled to be cast on the plan of merger if such business combination is approved and recommended to the shareholders by (x) the affirmative vote of two-thirds of our board of directors, and (y) a majority of the Continuing Directors (as defined in our Articles of Incorporation).

Our Articles of Incorporation also contain additional provisions that may make takeover attempts and other acquisitions of interests in us more difficult where the takeover attempt or other acquisition has not been approved by our board of directors. These provisions include:

•	A requirement that any change to our Articles of Incorporation relating to the structure of our board of directors, certain anti-takeover provisions and shareholder proposals must be approved by the affirmative vote of holders of two-thirds of the shares outstanding and entitled to vote;

•	A requirement that any change to our bylaws, including any change relating to the number of directors, must be approved by the affirmative vote of either (a) (i) two-thirds of our board of directors, and (ii) a majority of the Continuing Directors (as defined in our Articles of Incorporation) or (b) two-thirds of the shares entitled to vote generally in the election of directors;

•	A requirement that shareholders may call a meeting of shareholders on a proposed issue or issues only upon the receipt by us from the holders of 50% of all shares entitled to vote on the proposed issue or issues of signed and dated written demands for the meeting describing the purpose for which it is to be held; and

•	A requirement that a shareholder wishing to submit proposals for a shareholder vote or nominate directors for election comply with certain procedures, including advanced notice requirements.

Our Articles of Incorporation provide that, subject to the rights of any holders of our preferred stock to act by written consent instead of a meeting, shareholder action may be taken only at an annual meeting or special meeting of the shareholders and may not be taken by written consent. The Articles of Incorporation also include provisions that make it difficult to replace directors. Specifically, directors may be removed only for cause and only upon the affirmative vote at a meeting duly called and held for that purpose upon not less than 30 days’ prior written notice of two-thirds of the shares entitled to vote generally in the election of directors. In addition, any vacancies on the board of directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by the board of directors (except if no directors remain on the board, in which case the shareholders may act to fill the vacant board).

We believe that the power of our board of directors to issue additional authorized but unissued shares of our common stock or preferred stock without further action by our shareholders, unless required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Our board of directors could authorize and issue a class or series of stock that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or that our shareholders otherwise consider to be in their best interest.

CERTAIN UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income tax considerations related to the purchase, ownership and disposition of our common stock that are applicable to a “non-U.S. holder” (defined below) of the common stock.

This summary:

•	does not purport to be a complete analysis of all of the potential tax considerations that may be applicable to an investor as a result of the investor’s particular tax situation;

•	is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States federal income tax regulations promulgated or proposed under the Code, which we refer to as the “Treasury Regulations,” judicial authority and published rulings and administrative pronouncements, each as of the date hereof and each of which are subject to change at any time, possibly with retroactive effect;

•	is applicable only to beneficial owners of common stock who hold their common stock as a “capital asset,” within the meaning of section 1221 of the Code;

•	does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under United States federal income tax laws, including but not limited to:

•	certain former citizens and long-term residents of the United States;

•	“controlled foreign corporations” and “passive foreign investment companies”;

•	partnerships, other pass-through entities and investors in these entities; and

•	investors that expect to receive dividends or realize gain in connection with the investors’ conduct of a United States trade or business, permanent establishment or fixed base.

•	does not discuss any possible applicability of any United States state or local taxes, non-United States taxes or any United States federal tax other than the income tax, including, but not limited to, the federal gift tax and estate tax.

This summary of certain United States federal income tax considerations constitutes neither tax nor legal advice. Prospective investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of our common stock, including the application to their particular situation of any United States federal estate and gift, United States state and local, non-United States and other tax laws and of any applicable income tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial holder of our common stock that is neither a “United States person” nor a partnership or entity or arrangement treated as a partnership for United States federal income tax purposes. A “United States person” is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity treated as an association taxable as a corporation, that is organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable the Treasury Regulations to be treated as a United States person.

If a partnership holds our common stock, then the United States federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the partnership’s activities. Partners and partnerships should consult their own tax advisors with regard to the United States federal income tax treatment of an investment in our common stock.

Distributions

Distributions paid to a non-U.S. holder of our common stock will constitute a “dividend” for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Any distributions that exceed both our current and accumulated earnings and profits would first constitute a non-taxable return of capital, which would reduce the holder’s basis in our common stock, but not below zero, and thereafter would be treated as gain from the sale of our common stock (see “— Sale or Taxable Disposition of Common Stock” below).

Subject to the following paragraphs, dividends on our common stock generally will be subject to United States federal withholding tax at a 30% gross rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. We may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may obtain a refund of such excess amounts by timely filing a claim for refund with the Internal Revenue Service.

In order to claim the benefit of a reduced rate of or an exemption from withholding tax under an applicable income tax treaty, a non-U.S. holder will be required (a) to satisfy certain certification requirements, which may be made by providing us or our agent with a properly executed and completed Internal Revenue Service Form W-8BEN (or other applicable form) certifying, under penalty of perjury, that the holder qualifies for treaty benefits and is not a United States person or (b) if our common stock is held through certain non-United States intermediaries, to satisfy the relevant certification requirements of Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or, in the case of an individual non-U.S. holder, a fixed base) are not subject to the withholding tax, provided that the non-U.S. holder so certifies, under penalty of perjury, on a properly executed and delivered Internal Revenue Service Form W-8ECI (or other applicable form). Instead, such dividends would be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person.

Corporate holders who receive effectively connected dividends may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business within the United States, subject to any exemption or reduction provided by an applicable income tax treaty.

Sale or Taxable Disposition of Common Stock

Any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder or, in the case of an individual, a fixed base);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and the non-U.S. holder’s holding period in the common stock.

A non-U.S. holder described in the first bullet point above generally will be subject to United States federal income tax on the net gain derived from the sale or disposition under regular graduated United States federal income tax rates, as if the holder were a United States person. If such non-U.S. holder is a corporation, then it may also, under certain circumstances, be subject to an additional “branch profits” tax at a gross rate of 30% on its earnings and profits for the taxable year that are effectively connected with its conduct of its United States trade or business, subject to exemption or reduction provided by any applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a tax at a 30% gross rate, subject to any reduction or reduced rate under an applicable income tax treaty, on the net gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not, have not been and will not become a “United States real property holding corporation” for United States federal income tax purposes. In the event that we are or become a United States real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a sale or other taxable disposition of our common stock may be subject to United States federal income tax, including any applicable withholding tax, if either (1) the non-U.S. holder beneficially owns, or has owned, more than 5% of the total fair value of our common stock at any time during the applicable period, or (2) our common stock ceases to be traded on an “established securities market” within the meaning of the Code. Non-U.S. holders who own or may own more than 5% of our common stock are encouraged to consult their tax advisors with respect to the United States tax consequences of a disposition of our common stock.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding, currently at a 28% rate, for dividends paid to such holder unless such holder certifies under penalty of perjury as to non-United States person status (and neither we nor the paying agent has actual knowledge or reason to know that such holder is a United States person), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury as to non-United States person status (and neither the broker nor intermediary has actual knowledge or reason to know that the beneficial owner is a United States person), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Recent Legislative Developments

The Treasury has recently proposed legislation that would limit the ability of non-U.S. investors to claim relief from U.S. withholding tax in respect of dividends paid on common stock, if such investors hold common stock through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. withholding tax in respect of dividends paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of common stock effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the common stock.

UNDERWRITING

We are offering shares of our common stock described in this prospectus in an underwritten offering in which Sandler O’Neill & Partners, L.P. is acting as representative of the underwriters named below. We have entered into an underwriting agreement with Sandler O’Neill & Partners, L.P., acting as representative of the underwriters named below, with respect to the common stock being offered. Subject to the terms and conditions stated in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of common stock set forth opposite its name below:

Name	Number of Shares

Sandler O’Neill & Partners, L.P.
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC

Total

The underwriting agreement provides that the obligation of the underwriters to purchase our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SBCF.”

Director and Officer Participation

Our management, directors, principal stockholders, or their affiliates may acquire shares in this offering, and Seacoast-sponsored employee benefit plans may also potentially participate in the offering. Furthermore, any purchases by management, directors, principal stockholders, or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 4,275,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth under “— Commissions and Expenses” and on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $      per share on sales to brokers and dealers. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms.

The following table shows per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

		Without	With
	Per Share	Option	Option

Public offering price
Underwriting discounts and commissions payable by us
Proceeds to us, before expenses

In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, regardless of whether this offering is consummated, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses of up to $250,000. We estimate that our total expenses for this offering, exclusive of underwriting discounts and commissions, will be approximately $      , and are payable by us.

Indemnity

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement

We, and each of our directors and executive officers, have agreed for a period of 90 days after the date of this prospectus, subject to certain exceptions, to not sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of common stock or securities convertible into, exchangeable or exercisable for any shares of common stock or warrants or other rights to purchase shares of common stock or any other of our securities that are substantially similar to our common stock without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. The 90-day restricted period described above will be automatically extended if (1) during the last 18 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18-day period beginning on the date on which the earnings release is issued or the material news or material event related to us occurs.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids:

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified minimum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involves sales of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise and if commenced, may be discontinued by the underwriters at any time.

Passive Market Making

In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq Global Select Market, may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

Sandler O’Neill & Partners, L.P. and Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC and some of their affiliates have performed and continue to perform investment banking and financial advisory services for us in the ordinary course of our business, and may have received, and may continue to receive, compensation for such services. Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC is serving as the exclusive placement agent in connection with the CapGen Offering.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than A43,000,000 and (3) an annual net turnover of more than A50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Crary, Buchanan, Bowdish, Bovie, Beres, Elder & Williamson, Chartered. We were represented by Jones Day and the underwriters were represented by Hogan & Hartson LLP.

EXPERTS

The consolidated financial statements of Seacoast Banking Corporation of Florida as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report dated March 9, 2009 with respect to the consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, and SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115, as of January 1, 2007.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 10, 2009

PROSPECTUS

6,000,000 Shares

Common Stock

We are offering shares of our common stock, par value $0.10 per share. Our common stock is listed on The Nasdaq Global Select Market under the symbol “SBCF.” On August 7, 2009, the last reported sale price of our common stock on The Nasdaq Global Select Market was $2.72 per share.

You should read this prospectus carefully before you invest. Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors,” beginning on page 7 of this prospectus for certain risks and uncertainties you should consider.

	Per Share	Total

Public offering price	$	$
Placement agent discounts and commissions	$	$
Proceeds to Seacoast Banking Corporation of Florida (before expenses)	$	$

Our shares of common stock are unsecured and are not deposits and are not insured or guaranteed by the FDIC or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission, nor any other governmental agency has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares of common stock through the facilities of The Depository Trust Company, against payment on or about          , 2009.

Fox-Pitt Kelton Cochran Caronia Waller

Exclusive Placement Agent

The date of this prospectus is          , 2009

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this offering and/or other sales of our capital stock could trigger a reduction in the amount of net operating losses carryforwards that we may be able to utilize for income tax purposes.

•	other factors and risks described under “Risk Factors” herein.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this prospectus, or after the respective dates on which such statements otherwise are made.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in the documents incorporated by reference herein. We have not, and the placement agent has not, authorized any other person to provide you with different information. We are not, and the placement agent is not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted.

Neither we, the placement agent, nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

Unless the context indicates otherwise, all references in this prospectus to “Seacoast,” “we,” “us,” “our company” and “our” refer to Seacoast Banking Corporation of Florida and its combined subsidiaries. References to “Seacoast National” are to Seacoast National Bank, our principal bank subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.seacoastbanking.net. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC like us. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

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The Offering

Common stock offered by us	6,000,000 shares of common stock, par value $0.10 per share (the “CapGen Offering”).

Common stock outstanding after the offering(1)	shares

Net proceeds	The net proceeds of this offering will be approximately $ million (after deducting offering expenses payable by us).

Use of proceeds	We expect to use the net proceeds we receive from this offering to add capital to Seacoast National and for general corporate purposes.

Nasdaq Global Select Market Symbol	SBCF

(1)	The number of shares of common stock outstanding after this offering includes 19,170,788 shares outstanding as of June 30, 2009, but does not include:

• 565,529 shares reserved for issuance upon exercise of stock options with a weighted-average exercise price of $21.24, which have been granted and remained outstanding as of June 30, 2009; and

• 1,179,245 shares of common stock that may be issued upon exercise of the Warrant (as defined below).

We have issued $50 million of our Series A Preferred Stock to the United States Department of the Treasury (the “Treasury”) pursuant to the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”), together with the Warrant to purchase 1,179,245 shares of our common stock at an initial purchase price of $6.36 per share. If this offering and any other qualified equity offerings that we may make prior to December 31, 2009 result in aggregate gross proceeds of at least $50.0 million, we expect that we would request that the Treasury reduce the Warrant it holds to purchase our common stock by 50% to 589,622.5 shares.

Risk Factors

Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 7, for a discussion of the risks related to an investment in our common stock.

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USE OF PROCEEDS

We will receive net proceeds of approximately $      million from the sale of shares of our common stock in this offering.

We intend to use the net proceeds of this offering to add capital to Seacoast National and for general corporate purposes.

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DESCRIPTION OF CAPITAL STOCK

The following description of shares of our common stock, par value $0.10 per share, or “common stock,” is a summary only and is subject to applicable provisions of the Florida Business Corporation Act, as amended, which we refer to as the Florida Act, and to our Articles of Incorporation and our amended and restated bylaws. You should refer to, and read this summary together with, our Articles of Incorporation and amended and restated bylaws to review all of the terms of our capital stock. Our Articles of Incorporation are incorporated by reference as exhibits to our Annual Report on Form 10-K/A for the year ended December 31, 2008 filed with the SEC, as amended.

Common Stock

General

Our Articles of Incorporation provide that we may issue up to 65 million shares of common stock, par value of $0.10 per share. As of June 30, 2009, 19,261,888 shares of our common stock were issued and 19,770,788 shares of our common stock were outstanding. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is listed on the Nasdaq Global Select Market under the symbol “SBCF.”

Capitalization Following the Offering

Following this offering and the previous public offering of 28,500,000 shares of common stock registered under the registration statement, we expect to have an insignificant number of authorized and unreserved shares of common stock available for future issuance. We expect to seek shareholder approval to increase our authorized shares substantially following these offerings.

Voting Rights

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any series of our preferred stock, including the voting rights held by holders of our Series A Preferred Stock.

There is no cumulative voting in the election of directors, which means that the holders of a plurality of our outstanding shares of common stock can elect all of the directors then standing for election. Upon the closing of the CapGen Offering, CapGen will be entitled to appoint one director to our board of directors, so long as they retain ownership of all six million shares of common stock purchased in the CapGen Offering. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of the holders of a majority of all outstanding shares under applicable Florida law. Our Articles of Incorporation provide certain anti-takeover provisions that require super-majority votes, which may limit shareholders’ rights to effect a change in control as described under the section below entitled “Anti-Takeover Effects of Certain Articles of Incorporation Prospectus.”

Dividends, Liquidation and Other Rights

Holders of shares of common stock are entitled to receive dividends only when, as and if approved by our board of directors from funds legally available for the payment of dividends, after payment of dividends on our outstanding series of preferred stock. Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities and of any preferences of Series A Preferred Stock or any other series of our preferred stock that may be outstanding in the future. These rights are subject to the preferential rights of any other series of our preferred stock that may then be outstanding.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Our board of directors

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PLAN OF DISTRIBUTION

We are offering shares of our common stock through a placement agent. Subject to the terms and conditions contained in the placement agency agreement, dated August   , 2009, Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC has agreed to act as the placement agent for the sale of up to six million shares of our common stock to CapGen Financial Partners, or an affiliate thereof, which we refer to as CapGen. CapGen agreed to purchase the shares pursuant to a stock purchase agreement, dated          , 2009 (the “purchase agreement”). The placement agent is not purchasing or selling any of the shares offered by this prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of shares, but instead has agreed to use its best efforts to arrange for the sale of all six million shares of our common stock to CapGen.

The placement agency agreement and the purchase agreement provide that the obligations of the placement agent and CapGen are subject to certain conditions precedent, including the receipt of necessary regulatory approvals.

Confirmations and definitive prospectuses will be distributed to CapGen to inform CapGen of the closing date as to such shares. We currently anticipate that closing of the sale of all shares of our common stock will take place on          , 2009. CapGen will also be informed of the date and manner in which it must transmit the purchase price for its shares.

On the closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price; and

•	the placement agent will receive the placement agent’s fees in accordance with the terms of the placement agency agreement.

We will pay the placement agent a fee equal to     % of the gross proceeds of the sale of shares of our common stock in this offering. In no event will the total amount of compensation paid to the placement agent and other securities brokers and dealers upon completion of this offering exceed 8% of the gross proceeds of this offering. The estimated offering expenses payable by us, in addition to the placement agent’s fee of $       , are approximately $       , which includes legal, accounting and printing costs and various other fees associated with registering and listing the shares of common stock. After deducting fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be up to approximately $     .

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the placement agency agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

The placement agent has provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services it has received, and may in the future receive, customary fees. The placement agent served as an underwriter in connection with our offering of 28,500,000 shares of our common stock in an underwritten offering, which was consummated on          ,2009. In the course of its business, the placement agent may actively trade our securities for its own account or for the accounts of customers, and, accordingly, the placement agent may at any time hold long or short positions in such securities.

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LEGAL MATTERS

The validity of the common stock will be passed upon for us by Crary, Buchanan, Bowdish, Bovie, Beres, Elder & Williamson, Chartered. We were represented by Jones Day.

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6,000,000 Shares

Common Stock

PROSPECTUS

Fox-Pitt Kelton Cochran Caronia Waller

Exclusive Placement Agent

          , 2009

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the Nasdaq Global Select Market listing fee.

Amount to
be Paid

SEC Registration Fee	$4,705.93
FINRA Filing Fee	*
Nasdaq Global Select Market Listing Fee	*
Legal Fees and Expenses	250,000
Accounting Fees and Expenses	*
Printing and Engraving Expenses	*
Blue Sky Fees and Expenses	*
Transfer Agent and Registrar Fees	*
Miscellaneous Expenses	*

Total	$ *

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

The Florida Act permits, under certain circumstances, the indemnification of any person with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person was or is a party or is threatened to be made a party, by reason of his or her being an officer, director, employee or agent of the corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any such third-party action by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person (i) did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or (ii) with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

In the case of proceedings by or in the right of the corporation, the Florida Act permits for indemnification of any person by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification is made where such person is adjudged liable, unless a court of competent jurisdiction determines that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent that such person is successful on the merits or otherwise in defending against any such proceeding, the Florida Act provides that he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

Also, under the Florida Act, expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

Our amended and restated bylaws contain indemnification provisions similar to the Florida Act, and further provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents in their capacities as such, or serving at the request of us, against any liabilities asserted against such persons whether or not we would have the power to indemnify such persons against such liability under our amended and restated bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, or to persons controlling us, pursuant to our amended and restated bylaws or the Florida Act, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition to the authority granted to us by the Florida Act to indemnify our directors, certain other provisions of the Florida Act have the effect of further limiting the personal liability of our directors. Pursuant to the Florida Act, a director of a Florida corporation cannot be held personally liable for monetary damages to the corporation or any other person for any act or failure to act regarding corporate management or policy except in the case of certain qualifying breaches of the director’s duties.

We have purchased certain liability insurance for our officers and directors.

Item 15.	Recent Sales of Unregistered Securities.

On December 19, 2008, we entered into a purchase agreement with the United States Department of the Treasury, pursuant to which we agreed to issue and sell (i) 2,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.10 per share and (ii) a warrant to purchase 1,179,245 shares of our common stock, par value $0.10 per share, for an aggregate purchase price of $50,000,000 in cash. These securities were sold in a transaction exempt from the registration requirements of the Securities Act in reliance on Section (4)(2) of the Securities Act. The purchaser in such transaction was an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
1.2	Form of Placement Agent Agreement*
3.1	Amended and Restated Articles of Incorporation Incorporated herein by reference from the Company’s Quarterly Report of Form 10-Q, dated May 10, 2006.
3.2	Amended and Restated By-laws of the Corporation Incorporated herein by reference from the Company’s Form 8-K, dated December 18, 2007.
3.3	Articles of Amendment to the Amended and Restated Articles of Incorporation
Establishing and designating Fixed Rate Cumulative Perpetual Preferred Stock, Series A incorporated herein by reference from the Company’s Form 8-K, dated December 23, 2008.

Exhibit
Number	Description

3.4	Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference to the Company’s Registration Statement on Form S-1, dated June 19, 2009.
3.5	Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference to the Company’s Form 8-K, dated July 20, 2009.
4.1	Specimen Common Stock Certificate Incorporated herein by reference from the Company’s Form 10-K, dated March 28, 2003.
4.2	Junior Subordinated Indenture
Dated as of March 31, 2005, between the Company and Wilmington Trust Company, as Trustee (including the form of the Floating Rate Junior Subordinated Note, which appears in Section 2.1 thereof), incorporated herein by reference from the Company’s Form 8-K, dated March 31, 2005.
4.3	Guarantee Agreement
Dated as of March 31, 2005 between the Company, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, incorporated herein by reference from the Company’s Form 8-K, dated March 31, 2005.
4.4	Amended and Restated Trust Agreement
Dated as of March 31, 2005, among the Company, as Depositor, Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee and the Administrative Trustees named therein, as Administrative Trustees (including exhibits containing the related forms of the SBCF Capital Trust I Common Securities Certificate and the Preferred Securities Certificate), incorporated herein by reference from the Company’s Form 8-K, dated March 31, 2005.
4.5	Indenture
Dated as of December 16, 2005, between the Company and U.S. Bank National Association, as Trustee (including the form of the Junior Subordinated Debt Security, which appears as Exhibit A to the Indenture), incorporated herein by reference from the Company’s Form 8-K, dated December 16, 2005.
4.6	Guarantee Agreement
Dated as of December 16, 2005, between the Company, as Guarantor, and U.S. Bank National Association, as Guarantee Trustee, incorporated herein by reference from the Company’s Form 8-K, dated December 16, 2005.
4.7	Amended and Restated Declaration of Trust
Dated as of December 16, 2005, among the Company, as Sponsor, Dennis S. Hudson, III and William R. Hahl, as Administrators, and U.S. Bank National Association, as Institutional Trustee (including exhibits containing the related forms of the SBCF Statutory Trust II Common Securities Certificate and the Capital Securities Certificate), incorporated herein by reference from the Company’s Form 8-K, dated December 16, 2005.
4.8	Indenture
Dated June 29, 2007, between the Company and LaSalle Bank, as Trustee (including the form of the Junior Subordinated Debt Security, which appears as Exhibit A to the Indenture), incorporated herein by reference from the Company’s Form 8-K, dated June 29, 2007.
4.9	Guarantee Agreement Dated June 29, 2007, between the Company, as Guarantor, and LaSalle Bank, as Guarantee, incorporated herein by reference from the Company’s Form 8-K, dated June 29, 2007.
4.10	Amended and Restated Declaration of Trust
Dated June 29, 2007, among the Company, as Sponsor, Dennis S. Hudson, III and William R. Hahl, as Administrators, and LaSalle Bank, as Institutional Trustee (including exhibits containing the related forms of the SBCF Statutory Trust III Common Securities Certificate and the Capital Securities Certificate), incorporated herein by reference from the Company’s Form 8-K, dated June 29, 2007.

Exhibit
Number	Description

4.11	Trust Agreement of SBCF Capital Trust IV
Dated May 16, 2008, among the Company, as Depositor and Wilmington Trust Company, a Delaware banking corporation, as Trustee (including exhibits containing the related forms of Junior Subordinated Indenture, Subordinated Indenture, Senior Indenture, Guarantee Agreement and the Amended and Restated Trust Agreement of SBCF Capital Trust IV), incorporated herein by reference from the Company’s Form S-3, dated May 23, 2008.
4.12	Trust Agreement of SBCF Capital Trust V
Dated May 16, 2008, among the Company, as Depositor and Wilmington Trust Company, a Delaware banking corporation, as Trustee (including exhibits containing the related forms of Junior Subordinated Indenture, Subordinated Indenture, Senior Indenture, Guarantee Agreement and the Amended and Restated Trust Agreement of SBCF Capital Trust V), incorporated herein by reference from the Company’s Form S-3, dated May 23, 2008.
4.13	Specimen Preferred Stock Certificate Incorporated herein by reference from the Company’s Form 8-K, dated December 23, 2008.
4.14	Warrant for Purchase of Shares of Common Stock Incorporated herein by reference from the Company’s Form 8-K, dated December 23, 2008.
5.1	Opinion of Crary, Buchanan, Bowdish, Bovie, Beres, Elder & Williamson, Chartered+
10.1	Amended and Restated Retirement Savings Plan for Employees of Seacoast National Bank effective January 1, 2009
Incorporated herein by reference from the Company’s Current Report on Form 8-K, filed on August 6, 2009.
10.2	Amended and Restated Employee Stock Purchase Plan Incorporated herein by reference from the Company’s Proxy Statement on Form DEF 14A as Exhibit A, dated April 27, 2009.
10.3	Amendment #1 to the Employee Stock Purchase Plan Incorporated herein by reference from the Company’s Annual Report on Form 10-K, filed on March 29, 1991.
10.4	Executive Employment Agreement Dated March 22, 1991 between A. Douglas Gilbert and the Bank, incorporated herein by reference from the Company’s Annual Report on Form 10-K, filed on March 29, 1991.
10.5	Executive Employment Agreement
Dated January 18, 1994 between Dennis S. Hudson, III and the Bank, incorporated herein by reference from the Company’s Annual Report on Form 10-K, filed on March 28, 1995.
10.6	Executive Employment Agreement Dated July 31, 1995 between C. William Curtis, Jr. and the Bank, incorporated herein by reference from the Company’s Annual Report on Form 10-K, filed on March 28, 1996.
10.7	Executive Employment Agreement Dated January 2, 2007 between Harry R. Holland, III and the Bank, incorporated herein by reference from the Company’s Form 8-K, dated January 2, 2007.
10.8	1996 Long Term Incentive Plan Incorporated herein by reference from the Company’s Registration Statement on Form S-8 File No. 333-91859, dated December 1, 1999.
10.9	2000 Long Term Incentive Plan, as Amended Incorporated herein by reference from the Company’s Proxy Statement on Form DEF 14A as Exhibit A, dated March 13, 2000.
10.10	Executive Deferred Compensation Plan Incorporated herein by reference from the Company’s Annual Report on Form 10-K, filed on March 30, 2001.
10.11	Line of Credit Agreement Incorporated herein by reference from the Company’s Annual Report on Form 10-K, filed on March 28, 2003.

Exhibit
Number	Description

10.12	Change of Control Employment Agreement Dated December 24, 2003 between Dennis S. Hudson, III and the Registrant, incorporated herein by reference from the Company’s Form 8-K, dated December 24, 2003.
10.13	Change of Control Employment Agreement Dated December 24, 2003 between A. Douglas Gilbert and the Registrant, incorporated herein by reference from the Company’s Form 8-K, dated December 24, 2003.
10.14	Change of Control Employment Agreement Dated December 24, 2003 between C. William Curtis, Jr. and the Registrant, incorporated herein by reference from the Company’s Form 8-K, dated December 24, 2003.
10.15	Change of Control Employment Agreement Dated December 24, 2003 between William R. Hahl and the Company, incorporated herein by reference from the Company’s Form 8-K, dated December 24, 2003.
10.16	Change of Control Employment Agreement Dated December 24, 2003 between Jean Strickland and the Company, incorporated herein by reference from the Company’s Form 8-K, dated January 7, 2004.
10.17	Change of Control Employment Agreement
Dated July 18, 2006 between Richard A. Yanke and the Registrant, incorporated herein by reference from the Company’s Annual Report on Form 10-K, filed on March 15, 2007.
10.18	Directors Deferred Compensation Plan Dated June 15, 2004, but effective July 1, 2004, incorporated herein by reference from the Company’s Annual Report on Form 10-K, filed on March 17, 2005.
10.19	Executive Transition Agreement Dated June 22, 2007, between A. Douglas Gilbert and the Registrant incorporated herein by reference from the Company’s Form 8-K, dated June 22, 2007.
10.20	Consulting and Restrictive Covenants Agreement Dated June 22, 2007, between A. Douglas Gilbert and the Registrant incorporated herein by reference from the Company’s Form 8-K, dated June 22, 2007.
10.21	Executive Employment Agreement Dated March 26, 2008 between O. Jean Strickland and the Bank and Company, incorporated herein by reference from the Company’s Form 8-K, dated March 26, 2008.
10.22	2008 Long-Term Incentive Plan Incorporated herein by reference from the Company’s Proxy Statement on Form DEF 14A as Exhibit A, dated March 18, 2008.
10.23	Letter Agreement Dated December 19, 2008, between the Company and the United States Department of the Treasury incorporated herein by reference from the Company’s Form 8-K, dated December 23, 2008.
10.24	Formal Agreement Dated December 16, 2008, between the Company and the Office of the Comptroller of the Currency incorporated herein by reference from the Company’s Form 8-K, dated December 23, 2008.
10.25	Waiver of Senior Executive Officers
Dated December 19, 2008, issued to the United Stated Department of the Treasury incorporated herein by reference from the Company’s Form 8-K, dated December 23, 2008.
10.26	Consent of Senior Executive Officers
Dated December 19, 2008, issued to the United States Department of the Treasury incorporated herein by reference from the Company’s Form 8-K, dated December 23, 2008.
10.27	Form of 409A Amendment to Employment Agreements with Dennis S. Hudson, III, William R. Hahl, A. Douglas Gilbert, O. Jean Strickland and H. Russell Holland, III
Incorporated herein by reference from the Company’s Form 8-K, dated January 5, 2009
10.28	2006 Key Manager Incentive Plan Incorporated herein by reference from the Company’s Form 10-K/A, filed on July 31, 2009

Exhibit
Number	Description

10.29	2007 Key Manager Incentive Plan Incorporated herein by reference from the Company’s Form 10-K/A, filed on July 31, 2009
10.30	Letter of Intent dated August 10, 2009, by and between the Company and CapGen Financial Partners. Incorporated herein by reference from the Company’s Form 8-K, filed on August 10, 2009.
21.1	Subsidiaries of the Registrant+
23.1	Consent of KPMG LLP (filed herewith)
23.2	Consent of Crary, Buchanan, Bowdish, Bovie, Beres, Elder & Williamson, Chartered (included in Exhibit 5.1)+
24.1	Power of Attorney+

*	To be filed by amendment.

+	Previously filed.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Stuart, State of Florida, on August 10, 2009.

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Dennis S. Hudson, III
Dennis S. Hudson, III
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 4 to the registration statement has been signed by the following persons in the capacities indicated.

Signature	Title

* Dennis S. Hudson, III	Chairman and Chief Executive Officer (Principal Executive Officer)

* Dale M. Hudson	Vice-Chairman of the Board and Director

* William R. Hahl	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Stephen E. Bohner	Director

* Jeffrey C. Bruner	Director

* John H. Crane	Director

* T. Michael Crook	Director

* H. Gilbert Culbreth, Jr.	Director

* Christopher E. Fogal	Director

* Jeffrey S. Furst	Director

* A. Douglas Gilbert	Director

Signature		Title

* Dennis S. Hudson Jr.		Director

* Thomas E. Rossin		Director

* Thomas H. Thurlow, Jr.		Director

* Edwin E. Walpole III		Director

*By:	/s/ Dennis S. Hudson, III Dennis S. Hudson, III Attorney-in-Fact